May 20, 2025

John Schlaefer
Chief Executive Officer
GCT Semiconductor Holding, Inc.
2290 North 1st Street, Suite 201
San Jose, CA 95131

       Re: GCT Semiconductor Holding, Inc.
           Amendment to Registration Statement on Form S-3
           File No. 333-286704
           Filed May 13, 2025
Dear John Schlaefer:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 1, 2025, letter.

Amendment to Form S-3 filed May 13, 2025
General

1. We note your response to prior comment 2, but are unable to concur with your analysis. In order to conduct this offering consistent with Rule 415(a)(1)(i) of the
       Securities Act and Item 501(b)(3) of Regulation S-K, the securities to be offered for resale must be on a recognized and established trading market. Because the private placement warrants and Anapass warrants are not listed or traded on any such market, you must disclose the fixed price at which those securities will be offered for the duration of the offering or until they are listed or quoted on a market. May 20, 2025
Page 2
Cover Page

2. We note your response to prior comment 5 and reissue it. Your revised cover page should separately disclose the information required by Item 501(b)(3) of Regulation
       S-K with respect to the (i) shares being offered, which may explain or cross-reference the method of a market or negotiated price pursuant to Instruction 2 thereto, and (ii)
       private placement warrants and Anapass warrants, which should be offered at a fixed price as outlined in comment 1 above. Additionally revise your plan of distribution section to clearly distinguish the method at which shares may be offered for resale from the fixed price at which the warrants are being offered for resale. Description of Securities
Certain Anti-Takeover Provisions of Delaware Law
Forum Selection, page 27

3. We note your revisions in response to prior comment 1. Please further address the following items:
           With respect to the private placement warrants, additionally disclose that the exclusive forum provisions will not apply to actions arising under the Exchange
           Act or any other claim for which the federal district courts of the United States of
           America are the sole and exclusive forum, consistent with Section
9.3 of the
           agreement filed as Exhibit 4.3
           We note the exclusive forum provisions governing the private placement warrants apply to Securities Act claims. Additionally disclose that there is uncertainty as to whether a court would enforce such provisions, and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In this regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
           We note your disclosure that, "[O]ur warrant agreement governing the Anapass
           Warrants designate the courts of the State of California as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of our Anapass Warrants." However, we are unable to locate this provision within the warrant filed as Exhibit 4.4 or agreement filed as Exhibit 10.1. Revise accordingly, including disclosure as to whether purchasers of Anapass warrants are subject to the Delaware exclusive forum provisions in your charter, or advise.
Exhibits

4. We note your response to prior comment 3 and reissue it in part. Please file a revised opinion that covers the 500,000 shares underlying your convertible promissory note on a "when-issued" basis. Refer to Sections II.B.1.b and II.B.2.h of Staff Legal
       Bulletin 19.
 May 20, 2025
Page 3

       Please contact Jennifer Angelini at 202-551-3047 or Erin Purnell at 202-551-3454
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing
cc:   Albert Lung